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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(Cusip Number)

Ralph L. Cruz
TradeStation Group, Inc.
8050 S.W. 10th Street
Suite 4000
Plantation, Florida 33324
(954) 652-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5			Page 2 of 19

1.	Name of Reporting Person: RLCF-I 1997 Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 21,120,306

		9.	Sole Dispositive Power: 8,541,468

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,120,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 89267P 10 5			Page 3 of 19

1.	Name of Reporting Person: RLCF-II 1997 Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,950,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,950,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 89267P 10 5			Page 4 of 19

1.	Name of Reporting Person: Ralph L. Cruz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 21,120,306

		9.	Sole Dispositive Power: 10,491,468

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,120,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 89267P 10 5	Page 5 of 19

     This Amendment No. 3 further amends Items 4, 5 and 6 of the Statement on Schedule 13D filed by Ralph L. Cruz with the Securities and Exchange Commission on January 10, 2001, as previously amended by Amendment No. 1 filed on May 10, 2002 (“Amendment No. 1”) and Amendment No. 2 filed on February 13, 2004, with respect to the Common Stock, $.01 par value (“Common Stock”), of TradeStation Group, Inc.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by deleting the last paragraph of Item 4 of Amendment No. 2 and adding the following three paragraphs:

     This Amendment is being filed in connection with the sale by RLCF-I 1997 Limited Partnership of 300,000 shares of Common Stock pursuant to a Rule 10b5-1 Sales Plan, for which Form 4s were filed with the Securities and Exchange Commission on April 22, 2004, April 27, 2004, April 30, 2004, May 5, 2004, May 10, 2004, May 13, 2004, May 18, 2004, May 20, 2004, May 25, 2004 and May 27, 2004, and to provide updating information.

     On June 4, 2004, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Ralph L. Cruz, WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership and William R. Cruz entered into a Shareholder Voting Agreement (the “Voting Agreement”) pursuant to which each of the parties to the Voting Agreement agreed to vote, or cause to be voted, or abstain or cause to be abstained, at each annual or special meeting of shareholders of TradeStation Group, Inc. at which directors are being elected or removed, all shares of Common Stock beneficially owned by such party (or to execute a written consent in lieu of such meeting pursuant to which directors are being elected or removed) as directed in writing jointly by WRCF-I 1997 Limited Partnership (a Texas limited partnership indirectly controlled by William R. Cruz) and RLCF-I 1997 Limited Partnership (a Texas limited partnership indirectly controlled by Ralph L. Cruz) with respect to all nominees for director or with respect to the removal of any director. The Voting Agreement is filed as Exhibit 5 to this Amendment.

     Except as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Information with respect to RLCF-I 1997 Limited Partnership:

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, RLCF-I 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that RLCF-I 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

CUSIP No. 89267P 10 5	Page 6 of 19

     (b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c) Transactions during last 60 days through June 4, 2004:

     (i) On April 20, 2004, the limited partnership sold 7,000 shares of Common Stock on the open market for $7.50 per share;

     (ii) On April 20, 2004, the limited partnership sold 3,800 shares of Common Stock on the open market for $7.54 per share;

     (iii) On April 20, 2004, the limited partnership sold 1,400 shares of Common Stock on the open market for $7.55 per share;

     (iv) On April 20, 2004, the limited partnership sold 2,800 shares of Common Stock on the open market for $7.56 per share;

     (v) On April 21, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.22 per share;

     (vi) On April 21, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.23 per share;

     (vii) On April 21, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $7.24 per share;

     (viii) On April 21, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.25 per share;

     (ix) On April 21, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $7.26 per share;

     (x) On April 21, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $7.30 per share;

     (xi) On April 21, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $7.35 per share;

     (xii) On April 22, 2004, the limited partnership sold 5,300 shares of Common Stock on the open market for $7.50 per share;

     (xiii) On April 22, 2004, the limited partnership sold 1,064 shares of Common Stock on the open market for $7.51 per share;

     (xiv) On April 22, 2004, the limited partnership sold 4,124 shares of Common Stock on the open market for $7.55 per share;

CUSIP No. 89267P 10 5	Page 7 of 19

     (xv) On April 22, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $7.57 per share;

     (xvi) On April 22, 2004, the limited partnership sold 5,512 shares of Common Stock on the open market for $7.60 per share;

     (xvii) On April 22, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $7.61 per share;

     (xviii) On April 23, 2004, the limited partnership sold 4,800 shares of Common Stock on the open market for $7.50 per share;

     (xix) On April 23, 2004, the limited partnership sold 2,900 shares of Common Stock on the open market for $7.52 per share;

     (xx) On April 23, 2004, the limited partnership sold 1,400 shares of Common Stock on the open market for $7.53 per share;

     (xxi) On April 23, 2004, the limited partnership sold 5,000 shares of Common Stock on the open market for $7.55 per share;

     (xxii) On April 23, 2004, the limited partnership sold 700 shares of Common Stock on the open market for $7.58 per share;

     (xxiii) On April 23, 2004, the limited partnership sold 200 shares of Common Stock on the open market for $7.60 per share;

     (xxiv) On April 26, 2004, the limited partnership sold 293 shares of Common Stock on the open market for $7.41 per share;

     (xxv) On April 26, 2004, the limited partnership sold 1,307 shares of Common Stock on the open market for $7.49 per share;

     (xxvi) On April 26, 2004, the limited partnership sold 5,600 shares of Common Stock on the open market for $7.50 per share;

     (xxvii) On April 26, 2004, the limited partnership sold 2,879 shares of Common Stock on the open market for $7.55 per share;

     (xxviii) On April 26, 2004, the limited partnership sold 4,121 shares of Common Stock on the open market for $7.60 per share;

     (xxix) On April 26, 2004, the limited partnership sold 800 shares of Common Stock on the open market for $7.65 per share;

     (xxx) On April 27, 2004, the limited partnership sold 500 shares of Common Stock on the open market for $7.50 per share;

CUSIP No. 89267P 10 5	Page 8 of 19

     (xxxi) On April 27, 2004, the limited partnership sold 3,600 shares of Common Stock on the open market for $7.55 per share;

     (xxxii) On April 27, 2004, the limited partnership sold 1,800 shares of Common Stock on the open market for $7.57 per share;

     (xxxiii) On April 27, 2004, the limited partnership sold 3,400 shares of Common Stock on the open market for $7.60 per share;

     (xxxiv) On April 27, 2004, the limited partnership sold 4,700 shares of Common Stock on the open market for $7.65 per share;

     (xxxv) On April 27, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.70 per share;

     (xxxvi) On April 28, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $7.25 per share;

     (xxxvii) On April 28, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $7.35 per share;

     (xxxviii) On April 28, 2004, the limited partnership sold 6,000 shares of Common Stock on the open market for $7.45 per share;

     (xxxix) On April 29, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.67 per share;

     (xl) On April 29, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.68 per share;

     (xli) On April 29, 2004, the limited partnership sold 3,800 shares of Common Stock on the open market for $6.69 per share;

     (xlii) On April 29, 2004, the limited partnership sold 600 shares of Common Stock on the open market for $6.70 per share;

     (xliii) On April 29, 2004, the limited partnership sold 2,367 shares of Common Stock on the open market for $7.10 per share;

     (xliv) On April 29, 2004, the limited partnership sold 200 shares of Common Stock on the open market for $7.15 per share;

     (xlv) On April 29, 2004, the limited partnership sold 33 shares of Common Stock on the open market for $7.20 per share;

     (xlvi) On April 30, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.35 per share;

CUSIP No. 89267P 10 5	Page 9 of 19

     (xlvii) On April 30, 2004, the limited partnership sold 483 shares of Common Stock on the open market for $6.42 per share;

     (xlviii) On April 30, 2004, the limited partnership sold 5,517 shares of Common Stock on the open market for $6.50 per share;

     (xlix) On April 30, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.65 per share;

     (l) On May 3, 2004, the limited partnership sold 1,429 shares of Common Stock on the open market for $6.41 per share;

     (li) On May 3, 2004, the limited partnership sold 400 shares of Common Stock on the open market for $6.44 per share;

     (lii) On May 3, 2004, the limited partnership sold 300 shares of Common Stock on the open market for $6.45 per share;

     (liii) On May 3, 2004, the limited partnership sold 4,871 shares of Common Stock on the open market for $6.50 per share;

     (liv) On May 3, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.51 per share;

     (lv) On May 4, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $6.50 per share;

     (lvi) On May 4, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $6.70 per share;

     (lvii) On May 5, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.44 per share;

     (lviii) On May 5, 2004, the limited partnership sold 7,800 shares of Common Stock on the open market for $6.45 per share;

     (lix) On May 5, 2004, the limited partnership sold 200 shares of Common Stock on the open market for $6.50 per share;

     (lx) On May 6, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $6.22 per share;

     (lxi) On May 6, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.30 per share;

     (lxii) On May 6, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.40 per share;

CUSIP No. 89267P 10 5	Page 10 of 19

     (lxiii) On May 7, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.30 per share;

     (lxiv) On May 7, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $6.35 per share;

     (lxv) On May 7, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.36 per share;

     (lxvi) On May 7, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.50 per share;

     (lxvii) On May 10, 2004, the limited partnership sold 1,900 shares of Common Stock on the open market for $5.90 per share;

     (lxviii) On May 10, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.95 per share;

     (lxix) On May 10, 2004, the limited partnership sold 2,600 shares of Common Stock on the open market for $6.00 per share;

     (lxx) On May 10, 2004, the limited partnership sold 500 shares of Common Stock on the open market for $6.01 per share;

     (lxxi) On May 10, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.05 per share;

     (lxxii) On May 10, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.10 per share;

     (lxxiii) On May 11, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.13 per share;

     (lxxiv) On May 11, 2004, the limited partnership sold 1,700 shares of Common Stock on the open market for $6.20 per share;

     (lxxv) On May 11, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.23 per share;

     (lxxvi) On May 11, 2004, the limited partnership sold 300 shares of Common Stock on the open market for $6.25 per share;

     (lxxvii) On May 12, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.73 per share;

     (lxxviii) On May 12, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.80 per share;

CUSIP No. 89267P 10 5	Page 11 of 19

     (lxxix) On May 12, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $5.85 per share;

     (lxxx) On May 12, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.90 per share;

     (lxxxi) On May 12, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.00 per share;

     (lxxxii) On May 12, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.06 per share;

     (lxxxiii) On May 12, 2004, the limited partnership sold 900 shares of Common Stock on the open market for $6.16 per share;

     (lxxxiv) On May 12, 2004, the limited partnership sold 100 shares of Common Stock on the open market for $6.18 per share;

     (lxxxv) On May 13, 2004, the limited partnership sold 5,900 shares of Common Stock on the open market for $6.20 per share;

     (lxxxvi) On May 13, 2004, the limited partnership sold 2,100 shares of Common Stock on the open market for $6.25 per share;

     (lxxxvii) On May 13, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.27 per share;

     (lxxxviii) On May 14, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.05 per share;

     (lxxxix) On May 14, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.10 per share;

     (xc) On May 14, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $6.15 per share;

     (xci) On May 17, 2004, the limited partnership sold 3,593 shares of Common Stock on the open market for $5.80 per share;

     (xcii) On May 17, 2004, the limited partnership sold 200 shares of Common Stock on the open market for $5.81 per share;

     (xciii) On May 17, 2004, the limited partnership sold 664 shares of Common Stock on the open market for $5.84 per share;

     (xciv) On May 17, 2004, the limited partnership sold 2,536 shares of Common Stock on the open market for $5.85 per share;

CUSIP No. 89267P 10 5	Page 12 of 19

     (xcv) On May 17, 2004, the limited partnership sold 1,807 shares of Common Stock on the open market for $5.90 per share;

     (xcvi) On May 17, 2004, the limited partnership sold 200 shares of Common Stock on the open market for $5.95 per share;

     (xcvii) On May 19, 2004, the limited partnership sold 1,200 shares of Common Stock on the open market for $5.80 per share;

     (xcviii) On May 19, 2004, the limited partnership sold 800 shares of Common Stock on the open market for $5.81 per share;

     (xcix) On May 19, 2004, the limited partnership sold 3,000 shares of Common Stock on the open market for $6.00 per share;

     (c) On May 20, 2004, the limited partnership sold 400 shares of Common Stock on the open market for $5.59 per share;

     (ci) On May 20, 2004, the limited partnership sold 4,375 shares of Common Stock on the open market for $5.60 per share;

     (cii) On May 20, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $5.65 per share;

     (ciii) On May 20, 2004, the limited partnership sold 125 shares of Common Stock on the open market for $5.67 per share;

     (civ) On May 20, 2004, the limited partnership sold 1,000 shares of Common Stock on the open market for $5.70 per share;

     (cv) On May 20, 2004, the limited partnership sold 100 shares of Common Stock on the open market for $5.80 per share;

     (cvi) On May 21, 2004, the limited partnership sold 4,800 shares of Common Stock on the open market for $5.60 per share;

     (cvii) On May 21, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $5.65 per share;

     (cviii) On May 21, 2004, the limited partnership sold 1,900 shares of Common Stock on the open market for $5.66 per share;

     (cix) On May 21, 2004, the limited partnership sold 300 shares of Common Stock on the open market for $5.70 per share;

     (cx) On May 24, 2004, the limited partnership sold 5,891 shares of Common Stock on the open market for $5.60 per share;

CUSIP No. 89267P 10 5	Page 13 of 19

     (cxi) On May 24, 2004, the limited partnership sold 109 shares of Common Stock on the open market for $5.61 per share;

     (cxii) On May 25, 2004, the limited partnership sold 3,900 shares of Common Stock on the open market for $5.65 per share;

     (cxiii) On May 25, 2004, the limited partnership sold 100 shares of Common Stock on the open market for $5.67 per share;

     (cxiv) On May 25, 2004, the limited partnership sold 7,100 shares of Common Stock on the open market for $5.70 per share;

     (cxv) On May 25, 2004, the limited partnership sold 900 shares of Common Stock on the open market for $5.71 per share;

     (cxvi) On May 25, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $5.75 per share;

     (cxvii) On May 26, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $5.80 per share;

     (cxviii) On May 26, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $5.98 per share;

     (cxix) On May 26, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $6.15 per share;

     (cxx) On May 26, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.30 per share;

     (cxxi) On May 26, 2004, the limited partnership sold 5,700 shares of Common Stock on the open market for $6.45 per share;

     (cxxii) On May 26, 2004, the limited partnership sold 6,300 shares of Common Stock on the open market for $6.50 per share;

     (cxxiii) On May 26, 2004, the limited partnership sold 10,000 shares of Common Stock on the open market for $6.60 per share;

     (cxxiv) On May 27, 2004, the limited partnership sold 4,000 shares of Common Stock on the open market for $6.48 per share;

     (cxxv) On May 27, 2004, the limited partnership sold 6,000 shares of Common Stock on the open market for $6.50 per share;

     (cxxvi) On May 27, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.53 per share;

CUSIP No. 89267P 10 5	Page 14 of 19

     (cxxvii) On May 27, 2004, the limited partnership sold 2,000 shares of Common Stock on the open market for $6.55 per share; and

     In addition, on June 4, 2004, the limited partnership entered into the Voting Agreement. See Item 4 above.

     (d) Not applicable.

     (e) Not applicable.

Information with respect to RLCF-II 1997 Limited Partnership:

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, RLCF-II 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that RLCF-II 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b) Share versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c) Transactions during last 60 days through June 4, 2004: On June 4, 2004, the limited partnership entered into the Voting Agreement. See Item 4 above.

     (d) Not applicable.

     (e) Not applicable.

Information with respect to Ralph L. Cruz:

     (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Ralph L. Cruz expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Ralph L. Cruz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

     (b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

     (c) Transactions during the last 60 days through June 4, 2004: See information above regarding transactions during the last 60 days by RLCF-I 1997 Limited Partnership and RLCF-II 1997 Limited Partnership. On June 4, 2004, Ralph L. Cruz entered into the Voting Agreement. See Item 4 above.

     (d) Not applicable.

     (e) Not applicable.

CUSIP No. 89267P 10 5	Page 15 of 19

(a) Information with respect to persons who, together with persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

     (1) WRCF-I 1997 Limited Partnership

     Aggregate number of Common Stock beneficially owned: 21,120,306
     Percentage of Common Stock beneficially owned: 50.7%

     (2) WRCF-II 1997 Limited Partnership

     Aggregate number of Common Stock beneficially owned: 1,950,000
     Percentage of Common Stock beneficially owned: 4.7%

     (3) William R. Cruz

     Aggregate number of Common Stock beneficially owned: 21,120,306
     Percentage of Common Stock beneficially owned: 50.7%

(b) Information with respect to each person with whom the power to vote or direct the vote is shared:

     (1) WRCF-I 1997 Limited Partnership

Name:	WRCF-I 1997 Limited Partnership

Principal Business:	Investor

Address of Principal Business and Principal Office:	5100 Westheimer Second Floor, Unit 17-A Houston, Texas 77056

Criminal Proceedings:	None. See information herein with respect to William R. Cruz, the sole shareholder, director, president and secretary of the Texas corporation which is the general partner of WRCF-I 1997 Limited Partnership, in which William R. Cruz is a 99% limited partner.

Civil Proceedings:	None. See information herein with respect to William R. Cruz, the sole shareholder, director, president and secretary of the Texas corporation which is the general partner of WRCF-I 1997 Limited Partnership, in which William R. Cruz is a 99% limited partner.

State of Organization:	Texas

CUSIP No. 89267P 10 5	Page 16 of 19

     (2) WRCF-II 1997 Limited Partnership

Name:	WRCF-II 1997 Limited Partnership

Principal Business:	Investor

Address of Principal Business and Principal Office:	5100 Westheimer Second Floor, Unit 18-A Houston, Texas 77056

Criminal Proceedings:	None. See information herein with respect to William R. Cruz, who directly and indirectly through a Texas corporation owns 100% of the Texas limited liability company that is the 1% sole general partner of WRCF-II 1997 Limited Partnership, in which William R. Cruz is a 99% limited partner. William R. Cruz is the sole shareholder, director, president and secretary of the aforesaid Texas corporation which is the managing member of the aforesaid Texas limited liability company that is the general partner of WRCF-II 1997 Limited Partnership.

Civil Proceedings:	None. See information herein with respect to William R. Cruz, who directly and indirectly through a Texas corporation owns 100% of the Texas limited liability company that is the 1% sole general partner of WRCF-II 1997 Limited Partnership, in which William R. Cruz is a 99% limited partner. William R. Cruz is the sole shareholder, director, president and secretary of the aforesaid Texas corporation which is the managing member of the aforesaid Texas limited liability company that is the general partner of WRCF-II 1997 Limited Partnership.

State of Organization:	Texas

CUSIP No. 89267P 10 5	Page 17 of 19

     (3) William R. Cruz

Name:	William R. Cruz

Business Address:	TradeStation Group, Inc. 8050 S.W. 10th Street Suite 4000 Plantation, Florida 33324

Principal Occupation:	Co-Chairman of the Board and Co-Chief Executive Officer of Issuer (a provider of securities brokerage services and real-time analysis platforms and services), 8050 S.W. 10th Street, Suite 4000, Plantation, Florida 33324

Criminal Proceedings:	None

Civil Proceedings:	None

Citizenship:	USA

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following:

     RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership and Ralph L. Cruz together with WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership and William R. Cruz are parties to the Voting Agreement, which is described above in Item 4 and filed as Exhibit 5 to this Amendment.

CUSIP No. 89267P 10 5	Page 18 of 19

Item 7. Materials to be Filed as Exhibits.

1. Agreement and Plan of Merger and Reorganization dated as of January 19, 2000 by and among Omega Research, Inc., Omega Acquisition Corporation, onlinetradinginc.com corp., Onlinetrading Acquisition Corporation and TradeStation Group, Inc., as amended (incorporated by reference to TradeStation Group, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

2. Voting Trust Agreement dated as of January 19, 2000 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership, Andrew A. Allen, Andrew A. Allen Family Limited Partnership, Tafazzoli Family Limited Partnership, zum Tobel Family Limited Partnership, Derek J. Hernquist, Benedict S. Gambino and Marc J. Stone, as voting trustee (incorporated by reference to TradeStation Group, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-34922) declared effective on December 11, 2000).

3. Termination Agreement dated as of April 30, 2002 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership and Tafazzoli Family Limited Partnership (incorporated by reference to Exhibit 3 to Ralph L. Cruz’s Amendment No. 1 to Schedule 13D filed on May 10, 2002).

4. Stock Purchase Agreement dated as of May 1, 2002 by and among Tafazzoli Family Limited Partnership, RLCF-I 1997 Limited Partnership and WRCF-I 1997 Limited Partnership (incorporated by reference to Exhibit 4 to Ralph L. Cruz’s Amendment No. 1 to Schedule 13D filed on May 10, 2002).

5. Voting Agreement dated June 4, 2004 by and among WRCF-I 1997 Limited Partnership, WRCF-II 1997 Limited Partnership, William R. Cruz, RLCF-I 1997 Limited Partnership, RLCF-II 1997 Limited Partnership and Ralph L. Cruz (filed herewith).

CUSIP No. 89267P 10 5	Page 19 of 19

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2004 (Date)	/s/ Ralph L. Cruz (Signature)

Ralph L. Cruz, President of RLCF-I GP, Inc., the general partner of RLCF-I 1997 Limited Partnership (Name and Title)

June 7, 2004 (Date)	/s/ Ralph L. Cruz (Signature)

Ralph L. Cruz, President of RLCF-II Manager, Inc., the managing member of RLCF-II GP, LLC, the general partner of RLCF-II 1997 Limited Partnership (Name and Title)

June 7, 2004 (Date)	/s/ Ralph L. Cruz (Signature)

Ralph L. Cruz, individually (Name and Title)